EMX ROYALTY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

NINE MONTHS ENDED SEPTEMBER 30, 2020

GENERAL

This Management's Discussion and Analysis ("MD&A") for EMX Royalty Corporation, (the "Company" or "EMX") has been prepared based on information known to management as of November 16, 2020.

This MD&A is intended to help the reader understand the consolidated financial statements and should be read in conjunction with the consolidated financial statements of the Company for the nine months ended September 30, 2020 prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). All dollar amounts included therein and in the following MD&A are in Canadian dollars except where noted.

COMPANY OVERVIEW

EMX Royalty Corporation is in the business of organically generating royalties derived from a portfolio of mineral property interests. The Company augments royalty generation with royalty acquisitions and strategic investments. EMX's portfolio mainly consists of properties in North America, Europe, Turkey, Australia, Chile, and Haiti. The Company's common shares are listed on the TSX Venture Exchange and the NYSE American Exchange under the symbol EMX.

COMPANY STRATEGY

The three key components of the Company's business strategy are summarized as:

  Royalty Generation. EMX's eighteen year track record of successful exploration initiatives has developed into an avenue to organically generate mineral property royalty interests. The strategy is to leverage in-country geologic expertise to acquire prospective properties on open ground, and to build value through low cost work programs and targeting. These properties are sold or optioned to partner companies for retained royalty interests, advance minimum royalty payments, project milestone payments, and other consideration that may include equity interests. Pre-production payments provide early-stage cash flows to EMX, while the operating companies build value through exploration and development. EMX participates in project upside at no additional cost, with the potential for future royalty payments upon the commencement of production.
  Royalty Acquisition. EMX has been acquiring royalty property interests since 2012. The purchase of royalty interests allows EMX to acquire quality assets that range from producing mines to development projects. In conjunction with the potential acquisition of producing and pre-production royalties in the base and precious metals sectors, the Company will also consider other cash flowing opportunities.
  Strategic Investment. An important complement to EMX's royalty generation and royalty acquisition initiatives comes from strategic investment in companies with under-valued mineral assets that have upside exploration or development potential. Exit strategies can include equity sales, royalty positions, or a combination of both.

EMX is focused on increasing revenue streams from royalties, pre-production and other cash payments, and strategic investments. This approach provides a foundation for supporting EMX's growth and increasing shareholder value over the long term.

HIGHLIGHTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2020

Financial Update

  EMX ended the three month period at September 30, 2020 ("Q3-2020") with a balance sheet including cash and cash equivalents of $55,627,000, investments , strategic investments and loans receivable valued at $22,824,000, and no debt.
  EMX had revenue for Q3-2020 of $1,261,000 which includes royalty income, interest and dividends earned on cash and investment balances, and other property income including income from the sale or option of property interests. Revenues for Q3-2020 were comparative to Q3-2019 with a decrease in royalty revenue offset by an increase in interest, dividend, and other property income.
  Royalty generation costs for Q3-2020 totaled $5,838,000 of which the Company recovered $3,374,000 from partners. The net increase of $540,000 compared to Q3-2019 primarily relates to an increase in expenditures which was greater than the increase in recoveries from partners who continue to navigate Covid-19 market impacts.
  General and administrative expenses totaled $1,269,000 which includes $479,000 in salaries and consultants, $247,000 in administrative costs, $228,000 in professional fees, $118,000 in transfer agent and filing fees, and $183,000 in investor relations costs. The total general and administrative costs are comparable to Q3-2019 with an increase in transfer agent and filing fees directly related to the timing of annual listing fees. General and administrative costs can fluctuate from period to period as a result of many of the Company's costs being denominated and paid in USD.
  For the quarter, the Company had a net loss from operations of $2,517,000 and an after-tax net loss of $913,000. Other items affecting financial results in Q3-2020 include a fair value gain related to fair value through profit or loss assets of $2,457,000 and a foreign exchange adjustment of $970,000. The foreign exchange adjustment was a direct result of holding USD cash and net assets denominated in USD.

Operational Update

  The Company received provisional payments of approximately US$184,000 from the sale of 98 gold ounces produced at the Leeville royalty property in Nevada's Northern Carlin Trend. In the southwestern U.S., copper exploration programs funded by partner South32 advanced, with project and generative field programs fully underway. Similarly, partner companies Gold Lion Resources Inc. and Hochschild Mining (US) Inc. conducted aggressive field programs on gold projects optioned from EMX in Idaho and Nevada, respectively. Also in Nevada, Ridgeline Minerals Corp. completed an IPO and earned 100% interest in the Selena and Swift gold projects, with EMX retaining net smelter returns ("NSR") royalty interests and an equity position in Ridgeline. As partnered properties were advanced, the Company's royalty generation programs added new gold projects to the portfolio by staking open ground in Idaho and Nevada.
  EMX substantially grew the North American royalty and mineral property asset portfolio by purchasing 60 properties located in Canada's Superior Province as reported in Q3. The new properties were purchased for C$3 million, and include 52 projects optioned to third parties, of which 39 include provisions for NSR royalty interests that range from 0.75% to 2.5% as announced in Q3. The portfolio will generate cash flow to EMX from option cash payments, which will be supplemented by share-based payments.
  The Company's partnered projects and royalty properties in Fennoscandia were advanced on multiple fronts during Q3. The Company optioned the Løkken and Kjøli polymetallic projects in Norway and the Southern Gold Line properties in Sweden to New Dimension Resources Ltd. ("NDR"),  subject to TSX-V approval, for equity interest in NDR, work commitments, royalty interests, AAR and milestone payments, and other consideration to EMX's benefit. EMX maintained aggressive gold royalty generation programs in Sweden, Norway, and Finland, while continuing to acquire and advance a variety of base metal and "battery-metal" (nickel-copper-cobalt-gold-PGE) projects.
  In Australia, the Company optioned the Queensland Gold project to Many Peaks Gold Pty Ltd ("MPL") for cash payments, work commitments, a retained royalty interest, AAR and milestone payments, as well as other consideration to EMX's benefit (see EMX news release dated September 8, 2020). At the Koonenberry royalty property, "reef" hosted gold targets were advanced by the owner and operator of the project. The Company also added a new project to the portfolio with the license granted for the Yarrol intrusion-related gold property, which is now available for partnership.

  EMX provided an update on its royalty portfolio in Serbia, including the Brestovac uncapped 0.5% NSR royalty covering the Cukaru Peki deposit's Upper Zone copper-gold development and the Lower Zone porphyry copper-gold resource projects (collectively known as the "Timok Project") controlled and operated by Zijin Mining Group Co. Ltd.  After a thorough review of the royalty agreement covering Brestovac, and based on certain publicly available information, EMX does not believe that the circumstances which would have triggered a reduction of the royalty rate have occurred and therefore the royalty rate remains at 0.5% of NSR. Furthermore, there is no mechanism for the royalty to be reduced in the future. As a subsequent event, for the sake of transparency, EMX filed the royalty agreement under its profile on SEDAR (see EMX news release dated October 5, 2020).
  EMX received a second dividend payment from Ensero Holdings Inc., a private company in which EMX holds preferred shares and a 7.5% equity interest through common shares, of $74,000 (US$54,000).

OUTLOOK

EMX ended Q3 2020 with working capital of $69,059,000, including $55,627,000 in cash. The Company substantially grew its asset portfolio in Q3, which totals over 200 royalty and mineral properties  on five continents. A majority of recent growth came from the purchase of over 60 properties in productive and well known mining camps of Ontario and Quebec, 52 of which have been optioned to other companies for payments and royalty interests. Further, EMX will recoup much of its acquisition costs in just over three years from revenue streams derived from the newly acquired projects. However, the key benefit to EMX and its shareholders is the optionality inherent to this portfolio of mineral property assets in prolific Canadian mining districts that are undergoing a resurgence in exploration activity.

EMX also grew its European and U.S. portfolios while developing new partnerships and working with current partners on existing projects. EMX's partner companies in Fennoscandia continued raising capital in Q3, and quickly put this money to work by ramping up field programs and building project value. Multiple projects are now positioned for drill testing in Q4, 2020 and in early 2021. Likewise, in the western U.S., EMX's partners conducted aggressive exploration programs in Idaho and Nevada, resulting in the identification of multiple gold targets for follow-up drill testing. Notably, Ridgeline Minerals Corp. ("Ridgeline"), a company that EMX has worked with since Ridgeline's inception as a private company, completed an IPO in Q3 (TSX-V: RDG) and earned 100% project interest in the Selena and Swift projects, with EMX retaining royalties on both projects. Ridgeline's exploration and business successes are a plus to all shareholders, including EMX which owns ~7% of the post-IPO issued and outstanding shares. Ridgeline is a great example that combines successful royalty generation with strategic investment.

The Company continues to systematically evaluate potential base and precious metals royalty portfolio acquisitions. Clearly, this is a highly competitive space, and EMX's efforts suggest that this segment of the industry is a "seller's market". So far, the royalty acquisition opportunities presented to EMX have not held up under sober due diligence and valuation. Yet the Company remains poised to act on the right opportunities when they do present themselves, and has participated in several bidding processes, while being cautious not to overreach for assets. EMX is confident that its deep in-region on-the-ground presence in North America, Europe, and Australia provides an advantage in identifying early stage opportunities that others may miss.

Although 2020 has been a challenging year, EMX and its partners having successfully adapted to the Covid-19 situation, and the bull market in precious and battery metals assets has put the wind at the Company's back. The Company's royalty generation programs are progressing at full speed,  partners are cashed up and building project value, and key assets, such as Leeville, Timok, and Balya, continue to build future cash flow potential with increasing reserves and accelerated development schedules.

ROYALTY PORTFOLIO REVIEW

EMX's royalty and mineral property portfolio totals over 200 projects on five continents. The following discussions include overviews of the work conducted in Q3 2020 (as well as subsequent events) by the Company and its partners. For greater detail on EMX's portfolio, including specifics on the royalty terms, please refer to the Company's website (www.EMXroyalty.com) and Asset Handbook.

North America

United States

EMX's portfolio in the western U.S. and Alaska includes 58 royalty and royalty generation properties. There are 27 royalty properties and projects optioned for an EMX royalty interest, 9 projects that are being advanced under the South32 Regional Strategic Alliance ("RSA"), and 22 royalty generation properties available for partnership in Arizona, Nevada, Utah, Idaho, and Wyoming. The Company's Q3 work, conducted under Covid-19 operating guidelines, focused on a) ramping up field programs to pre-Covid levels, b) advancing the South32 funded RSA projects and generative programs in the southwestern U.S., c) adding new royalty generation gold projects to the portfolio by staking open ground, and d) identifying royalty assets for purchase.

  The Leeville 1% gross smelter return ("GSR") royalty covers portions of West Leeville, Turf, Carlin East, Four Corners and other underground gold mining operations and deposits in the Northern Carlin Trend of Nevada. The Leeville royalty property is included in the Nevada Gold Mines LLC ("NGM") joint venture  between Barrick (61.5%) and Newmont (38.5%). EMX's Leeville royalty provisionally paid approximately US$184,000 during Q3. A total of 98 royalty gold ounces were produced from Carlin East (79%) and West Leeville (17%), with the balance (4%) from Turf and other operations.
  EMX has a Regional Strategic Alliance Agreement ("RSA") with South32 USA Exploration Inc. ("South32"), a wholly-owned subsidiary of South32 Limited (see EMX news release dated December 6, 2018). Under the terms of the agreement, which has a term of two years, South32 is providing annual funding for generative and project work performed by EMX in Arizona, New Mexico, and Utah, but excluding South32's Hermosa project in southern Arizona.

Nine Arizona porphyry-copper projects are being advanced under the South 32 RSA. EMX work programs included drilling, drill permitting, geophysical surveys, geologic mapping, and geochemical sampling. In addition, generative reconnaissance work was conducted to identify new copper targets for acquisition. The Midnight Juniper project was selected as a Designated Project with both companies executing an option agreement in Q2. South32 has since elected to drop the project after completion of a three-hole reconnaissance drill test in Q3.

  EMX's Gold Bar South (GBS) 1% NSR royalty property, operated by McEwen Mining Inc. ("MMI"), covers a sediment-hosted, oxide gold resource situated ~5.6 kilometers southeast of MMI's Gold Bar mining operation in north-central Nevada. MMI successfully drill tested extensions to GBS, with two step out holes 100 feet to the south intersecting 1.2 g/t gold over 125 feet (175-300 ft, hole GBS079) and 0.9 g/t gold over 150 feet (235-385 ft, hole GBS080) (true widths not reported) (see MMI news release dated July 16, 2020). MMI is working towards incorporating the GBS satellite pit into the Gold Bar mine plan.
  EMX retains a 2% NSR royalty on the Hardshell lead-zinc-silver royalty property in Arizona. Hardshell consists of 16 unpatented federal lode mining claims that are included as part of South32's Hermosa property. Hermosa's Taylor carbonate replacement development project is directly north of EMX's Hardshell royalty claim block, and the Clark oxide resource deposit is directly to the east. South32 drilling has intersected lead-zinc-silver mineralization, as well as copper mineralization within EMX's Hardshell royalty claim block. As a subsequent event, South32 provided an updated schedule for completion of the Taylor Pre-Feasibility Study which "is now expected to be concluded in the June 2021 half year at which time an update will be provided on the preferred configuration, expected capital profile and timeline to first production" (see South32 September 2020 Quarterly Report).
  EMX has three Idaho gold projects optioned to Gold Lion Resources (NV) Inc., a subsidiary of Gold Lion Resources Inc. (CSE: GL; FWB: 2BC) ("Gold Lion") that provide for share and cash payments to EMX, as well as work commitments during earn-in, and upon earn-in, a retained 3.5% NSR royalty interest, annual advanced royalty payments, and milestone payments to EMX's benefit (see EMX news release dated April 7, 2020). Gold Lion continued to conduct aggressive surface exploration programs (i.e., mapping, geochemistry, and geophysics) in Q3, and has submitted permit applications to drill test prospective targets at all three projects.

  EMX optioned the Antelope gold project in Nevada to Hochschild Mining (US) Inc. for work commitments and annual cash payments during the option period, and upon exercise of the option, a 4% NSR royalty interest, annual advanced royalty payments, and milestone payments to EMX's benefit (see Company news release dated June 3, 2020). The Antelope project is located in Nevada's Illipah mining district and contains multiple Carlin-style gold targets. Encouraging results from geochemical surveys and an IP geophysical survey completed in Q3 have been used to identify targets for a follow-up drill program later this year.
  Ridgeline Minerals Corp. (TSX-V: RDG) completed an IPO on August 13, 2020, with EMX owning owns approximately 7% of the post-IPO issued and outstanding shares of Ridgeline. EMX aided Ridgeline in securing its initial portfolio of projects and funding, and as part of the IPO process, Ridgeline completed its option commitments on the Company's Swift and Selena properties in north-central Nevada, which have now been converted to EMX 3.25% NSR royalty interests.

Ridgeline's exploration programs for Carlin-type gold mineralization at Swift and Selena have returned encouraging results. At Swift, Ridgeline received drill permits for a 2,000 meter Phase I program to test prospective 'Lower Plate" targets and subsequently commenced drilling (see Ridgeline news releases dated August 20, and September 23, 2020). At Selena, a drill program totaling 1,155 meters was completed to test targets in favorable host rocks of the Joanna Limestone, Pilot Shale, and Guilmette formations. Wide-spaced scout drilling intersected alteration and oxide gold-silver mineralization in seven of ten holes ranging from surface to approximately 100 meters true vertical depth (see Ridgeline news release dated August 27, 2020). Drill hole SE20-013 and SE20-014 returned the strongest mineralized intercepts reported as: SE20-013 with 9.1 m @ 0.36 g/t Au and 78.28 g/t Ag starting at 118.9m, and SE20-014 with 29.0 m @ 0.38 g/t Au and, 65.28 g/t Ag starting at 126.5m (true width estimated at 80-90% of drilled intercept length) (see Ridgeline news release dated September 15, 2020).

  EMX has a substantial portfolio of royalty properties in Alaska's Goodpaster mining district, which hosts Northern Star Resources Ltd.'s Pogo high-grade gold mining operation. EMX acquired the royalties in 2019 from Millrock Resources Inc. (TSX-V: MRO) ("Millrock") and Corvus Gold Inc. (TSX: COR) (see EMX news releases dated April 24, 2019 and May 21, 2019). EMX's Goodpaster royalty properties are especially prospective given Northern Star's exploration successes at its nearby Goodpaster prospect, which, according to Millrock, is scheduled for a A$21 million drill delineation program in the coming year.

After taking a hiatus in March due to Covid-19, Millrock recommenced drilling at the Aurora, Echo, and Reflection targets which are covered by EMX royalty ground, and conducted geophysical surveys as well as other field activities funded according to the agreement with Resolution Minerals Ltd. ("Resolution") (see Millrock news release dated July 10, 2020). Results from holes drilled at the three targets (one hole per target) intersected variable widths of structure, alteration, quartz stockwork/veining, and sulfides, but with no gold mineralization to weakly anomalous gold mineralization over down-hole widths varying from ~9.7-6.94 meters (true widths unknown) (see Millrock news release dated September 28, 2020). Hole 20Au07, which was drilled at the Aurora target, intersected seven meters starting at 488 meters down-hole of quartz veining (true width unknown), which has been selected for follow-up drill testing.

  EMX's Cathedral Well royalty property is located at the southern end of Nevada's Carlin trend, and surrounds the historical Greensprings open pit mines. Cathedral Well was sold to Ely Gold Royalties (TSX-V: ELY) ("Ely") in 2014 for cash, a retained 2.5% NSR royalty interest, and AAR payments. Ely subsequently optioned the project to Contact Gold Corp. (TSX-V: C) ("Contact Gold"). Contact Gold has filed a Greensprings Project Technical Report on SEDAR (Effective Date of June 12, 2020) that outlined several exploration targets for follow-up drilling, with two of these targets 100% within the EMX royalty position (e.g., Foxtrot and Whiskey) and a third partially within EMX's royalty ground (e.g., Tango). Contact Gold commenced a planned 9,000 meter drill program at Greensprings in Q3, which included targets on EMX's royalty ground (see Contact Gold news releases dated July 8, September 2, and September 30, 2020).
  EMX continued evaluating royalty generation and acquisition opportunities in the western U.S. The generative work focused on gold opportunities in Nevada and Idaho, and porphyry copper targets in Arizona, New Mexico, and Utah. The recent staking activities will lead to  eight new gold properties available for partnership in Q4.

Canada

EMX added over 60 properties to the portfolio in Canada as reported in Q3, which previously only consisted of Norra Metal Corp.'s Pyramid project in British Columbia. The new properties (the "Perry Portfolio") were purchased from Canadian prospector and entrepreneur Perry English, through his company 1544230 Ontario Inc., for approximately $3 million (see EMX news release dated July 7, 2020).

Of the over 60 Perry Portfolio properties acquired, 52 projects are optioned to third parties, of which 39 include provisions for NSR royalty interests that range from 0.75% to 2.5%. The Perry Portfolio will generate cash flow to EMX from option payments of more than C$2.5 million over the next three and a half years, as well as share-based option payments. The purchase of the Perry Portfolio marks EMX's entry into Canada's Superior Province, which hosts several highly productive mining districts and greenstone belts in Ontario and Quebec. The Portfolio includes properties in the prolific Red Lake district, as well as in the highly prospective districts of the Abitibi, Uchi, Wabigoon and Wawa sub-provinces.

EMX continued to expand its portfolio in Canada during Q3 through generative work and now has over twenty properties available for partnership within the portfolio.

South America

EMX holds NSR royalty interests covering 18 properties located within key metallogenic belts of northern Chile, of which nine are controlled by Revelo Resources Corp. (TSX-V: RVL) ("Revelo"), and nine are controlled by other parties (see EMX news releases dated March 20, and March 26, 2020). The royalties cover substantial land positions containing porphyry copper, epithermal precious metals, and IOCG (iron-oxide copper-gold) targets.

In a September 2, 2020 news release Revelo announced a non-binding offer letter was executed with Austral Gold Limited("Austral") (ASX: AGD; TSX-V: AGLD), whereby Austral would purchase all of Revelo's outstanding shares for a combination of cash and Austral shares. With respect to the pending West Pacific Ventures Corp. acquisition of Revelo's copper projects (see Revelo news releases dated August 17, 2020), Revelo stated that "Austral is fully supportive of this transaction being concluded as soon as possible".

Europe

Fennoscandia

The Company's portfolio in Fennoscandia totals over 50 royalty and royalty generation projects, the majority of which are being advanced by partner companies. EMX's royalty generation initiatives continued to add new projects to the portfolio that are available for partnership.

  New Dimension Resources (TSX-V: NDR) ("NDR") optioned the Løkken and Kjøli polymetallic projects in Norway and the Southern Gold Line properties in Sweden from EMX for cash payments, an equity interest in NDR and work commitments during a one-year option period (see EMX news release dated August 11, 2020). Upon NDR's earn-in for 100% control of the projects, the Company will receive 2.5% NSR royalty interests in the projects, AAR and milestone payments, additional shares of NDR, and other consideration to EMX's benefit. NDR may purchase 0.5% of the NSR royalty from EMX within six years of the execution of the agreement. Løkken and Kjøli are volcanogenic massive sulfide ("VMS") projects, while the Southern Gold Line properties host orogenic-style/intrusion-related gold mineralization. The agreement is subject to TSX-V approval.
  EMX sold the Tomtebo and Trollberget polymetallic projects in the Bergslagen mining region of Sweden to District Metals Corp. (TSX-V: DMX) ("District") in Q1 (see EMX new release dated February 28, 2020 and District news release dated June 30, 2020). The agreement provided EMX with a 9.9% equity interest in District, annual advance royalty payments, 2.5% NSR royalty interests in the projects, and other consideration to EMX's benefit. During Q3, District initiated field work at Tomtebo, including a SkyTEM airborne geophysical survey, geological mapping, geochemical sampling, and review of drill core from the historical Tomtebo mine (see District news release dated September 30, 2020).

  Playfair Mining Ltd. (TSX.V-PLY) ("Playfair") optioned the Røstvangen and Vakkerlien copper-nickel-cobalt projects in Norway from EMX in 2019 (see EMX News release dated March 4, 2019), and in Q3 exercised the option to acquire 100% interest in both of the projects (see Playfair news release dated July 13, 2020). To exercise the option, Playfair issued an additional 3 million Playfair shares to EMX, with the Company retaining 3% NSR royalty interests in the properties. Playfair has the option to buy back up to 1% of the royalties for $3 million within five years. Playfair executed field programs as reported in Q3, including surface geochemical sampling programs and target delineation (see Playfair news releases dated July 21 and September 29, 2020).
  EMX has a 3% NSR royalty interest covering the Burfjord copper-gold project located in Norway owned and operated by Boreal Metals Corp. ("Boreal"). Boreal entered into a joint venture agreement with Boliden Mineral AB ("Boliden") in Q2 (see Boreal news release dated June 10, 2020) and commenced field programs in Q3 consisting of geological mapping, geochemical sampling, and geophysical surveys (see Boreal news release dated August 24, 2020).  As a subsequent event, Boreal changed its name to Norden Crown Metals Corp. (see Boreal news release dated October 19, 2020).
  EMX executed an amendment to its option agreement with Sienna Resources Inc. ("Sienna") (TSX Venture: SIE) for the Slättberg Ni-Cu-Co-PGE project in southern Sweden in Q2 (see EMX news release dated May 25, 2020). In Q3 Sienna announced the results from its three hole, 707.9 meter drill program at Slättberg (see Sienna news release dated July 15, 2020). According to Sienna, "All three holes intersected nickel-rich sulfide mineralization, including mineralization present in veins and in sulfide-matrix breccias, similar to styles of mineralization seen in earlier drill holes. The 2020 program results demonstrate that mineralization continues at depth in key target areas on the property."

Subsequently in Q3, EMX executed a second amendment to the option agreement with Sienna (see EMX news release dated August 27, 2020). This amendment added the Bleka and Vekselmyr gold projects in southern Norway to the agreement, whereby Sienna will enter a two year option period to acquire 100% interest in the projects by satisfying work commitments and making cash and equity payments to EMX, with EMX retaining 3% NSR royalty interests in the projects upon Sienna's earn-in. Bleka is the site of historical mining and gold production from high-grade gold veins, and at Vekselmyr outcropping gold orogenic-style gold veins have been documented.

  EMX has a 2% NSR royalty on various exploration licenses covering the Kaukua PGE-Ni-Cu deposit in northern Finland (the "Kaukua Royalty") (see EMX news release dated February 25, 2020). The Kaukua deposit is being advanced by Palladium One Mining Inc. as part of its Läntinen Koillismaa ("LK") project. Palladium One can purchase 1% of EMX's NSR royalty prior to the delivery of a "bankable feasibility study" for €1 million. During Q3, Palladium One reported multiple mineralized drill intercepts from the project, resulting in the significant extension of the Kaukua South mineralized zone along trend (see Palladium One news releases dated August 10, 11, and 25, 2020 and September 15 and 29, 2020).
  EMX holds an effective 0.5% to 1.0% NSR royalty interest on the Viscaria copper project located in the Kiruna mining district of Sweden which is operated by Stockholm listed Copperstone Resources AB ("Copperstone"). Copperstone added a second contractor at Viscaria during Q3 for a drill campaign focused on the A, B, and D mineralized zones. This drilling will be used as input for an updated mineral resource and feasibility study for the Viscaria project (see Copperstone news releases dated July 14, and August 20, 2020).
  During Q3, the Company continued to assist Gold Line Resources Ltd. ("GLR"), a private Canadian company, in advancing four gold projects acquired from EMX in the "Gold Line" region of central Sweden (see EMX news release dated July 29, 2020). Field work included geological mapping, geochemical surveys, and top-of-bedrock drilling, with the goal of refining site selection for upcoming diamond drill campaigns. EMX maintains an equity position in GLR, as well as a 3.5% NSR royalty on the projects. GLR has the right to buy down up to 1.5% of the royalty owed to the Company (leaving EMX with a 2% NSR) by paying EMX 2,500 ounces of gold, or its cash equivalent, within six years of the closing date of the EMX-GLR agreement.
  EMX continued to pursue new acquisition opportunities in Fennoscandia, with an emphasis on orogenic lode/intrusion-related gold and battery metal assets. EMX has recently acquired seven new royalty generation gold projects in Sweden, four in Norway and three in southern Finland (see EMX news release dated July 29, 2020). The Company is actively seeking additional partners for its available projects and is in discussions with several companies regarding its precious metal portfolio and other projects in the region.

Serbia

The Company has royalties on three properties in Serbia, including the Brestovac uncapped 0.5% NSR royalty covering the Cukaru Peki deposit's Upper Zone copper-gold development project and the Lower Zone porphyry copper-gold resource project. EMX also has a royalty on the Brestovac West property directly west of Cukaru Peki consisting of NSR royalties of 2% on gold and silver and 1% on all other metals. The Brestovac and Brestovac West royalty properties are included in what is termed the "Timok Project". Zijin Mining Group Co. Ltd. ("Zijin") controls 100% of the Timok Project's Upper and Lower Zones.

The Brestovac NSR royalty was originally granted to Euromax Resources Ltd. ("Euromax") by Reservoir Capital Corporation via a Royalty Agreement executed in 2010. EMX acquired Euromax's NSR royalty interests in 2013 (see EMX news release dated February 4, 2014). The Royalty Agreement contains a provision for the reduction of the 0.5% NSR royalty rate under certain express and specific circumstances. After a thorough review of the Royalty Agreement and based on certain publicly available information, EMX does not believe that the circumstances which would have triggered a reduction of the royalty rate have occurred and therefore the royalty rate remains at 0.5% of NSR. Furthermore, there is no mechanism for the royalty to be reduced in the future. As a subsequent event, for the sake of transparency, EMX filed the Royalty Agreement under its profile on SEDAR (see EMX news release dated October 5, 2020).

Zijin has steadily advanced the Timok Project since acquiring 100% control in 2019 through the acquisition of Nevsun Resources Ltd., as well as the purchase of the remaining Lower Zone minority interest from Freeport-McMoRan Inc. Zijin's work has included mine development and executing a Memorandum of Understanding ("MOU") with the Government of the Republic of Serbia that provides a framework for advancing the Upper Zone project to production. Zijin has adapted an accelerated schedule for the Upper Zone project, and announced the scheduled commencement of production at the "Timok Copper and Gold Mine" in the second quarter of 2021 (see Zijin 2019 Annual Report). Chinese mining contractor JCHX, through its Serbian subsidiary JCHX Kinsey Mining Construction doo Bor, is managing mine construction, with development of the ventilation shaft and main decline underway (see https://im-mining.com/2020/04/22/zijin-bor-copper-produce-3-3-mt-ore-annually-timok-upper-zone-mine-starting-late-2021/).

EMX has requested, but has not been provided, the supporting data and information used for Zijin's Timok Project disclosures, nor does EMX have access to the property itself. As a result, EMX has not been able to independently verify the technical information regarding Zijin's disclosures on the Timok Project, but EMX does consider that such information to be reliable and relevant in all material respects.

Turkey

EMX holds six royalty properties in Turkey's Western Anatolia and Eastern Pontides mineral belts, all of which are operated by Turkish companies. The Company continues to work closely with its Turkish partners, and retains Dama Engineering Inc. ("Dama"), a mining engineering company based in Ankara, to assist with the management of EMX's interests in Turkey.

  The Balya royalty property is located in the historic Balya lead-zinc-silver mining district in northwestern Turkey. EMX holds an uncapped 4% NSR royalty on the property which is operated by Esan Eczacibaşi Endüstriyel Hammaddeler San. ve Tic. A.Ş. ("Esan"), a private Turkish company. Esan continued its work programs during Q3, including completing thirty twin and infill drill holes to confirm results from the previous operator (Dedeman). In addition, Esan completed the relogging and check assaying of ~25,000 meters of Dedeman drill core. Esan's work is laying the foundation for increasing resource classification confidence, extending the mineralized zones to depth, and providing additional information for engineering and mine development plans.

Australia

The Company's portfolio in Australia consists of the Koonenberry royalty property, the Queensland Gold project which was partnered during Q3, and Yarrol which is a new project acquired in Q3 that is available for partnership.

  EMX has a 3% royalty covering the Koonenberry gold project in New South Wales (see EMX news release dated September 19, 2017), where alluvial, elluvial, and "reef" (bedrock) gold occurrences have been recognized along the Koonenberry fault zone in southeastern Australia. The operator of the Koonenberry project, Koonenberry Gold Pty Ltd, a private Australian company, continued with work programs in Q3 that included geochemical sampling, geologic mapping, and bulk sampling and gravity concentration on reef, as well as alluvial gold prospects. The focus of exploration is now on delineating gold mineralized reef structures for drill testing in 2021.

  The Company executed an option agreement for the Queensland Gold project in northeastern Australia with Many Peaks Gold Pty Ltd ("MPL"), a private Australian company (see EMX news release dated September 8, 2020). The agreement provides for cash payments to EMX and work commitments during a one year option period, and upon MPL's earn-in for 100% project interest, additional cash and/or share payments, a retained 2.5% NSR royalty interest, AAR and project milestone payments, as well as other consideration to EMX's benefit. MPL will have the option to purchase 0.5% of the NSR royalty for 1,000 ounces of gold, or its cash equivalent, no later than the fifth anniversary of the agreement.

The Queensland Gold project hosts multiple styles of mineralization, including intrusion-related gold targets that were only partially explored in the mid-1990's. The project encompasses a 46,400 hectare area covering historical small-scale gold mines, gold occurrences, drill defined zones of gold mineralization, and multiple untested gold geochemical anomalies.

  The Company's license application for the Yarrol project in northeast Australia was granted in Q3. Yarrol is an intrusion-related gold project ~30 kilometers south of EMX's Queensland Gold property. Historical exploration at Yarrol has yielded gold mineralized drill intercepts, multiple surface geochemical anomalies, and a series of untested magnetic features that may represent concealed diorite-hosted gold targets at depth.

Strategic Investments

EMX is a strategic investor in Rawhide Acquisition Holding LLC (“RAH”), a privately-held Delaware company that owns the Rawhide mining operation located in Nevada's Walker Lane gold-silver belt (see EMX news release dated December 19, 2019), and Ensero Holdings, Inc., a privately-held Delaware corporation that has an environmental consulting practice focused on mine reclamation and remediation in the United States and Canada (see EMX news release dated February 18, 2020).

Rawhide

RAH continued production from the Regent open pit during Q3-2020. Progress continued on an independent resource estimate and technical report for the project.

Ensero

EMX and Ensero continued to evaluate a number of opportunities in North America under the EMX-Ensero strategic alliance (see EMX news release dated Feb 18, 2020 for context regarding the strategic alliance). EMX received the second payment from Ensero of $74,000 (US $54,000), which represents the Q2 quarterly dividend.

Qualified Persons

Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on North America, South America, and Strategic Investments. Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Fennoscandia, Serbia, Turkey, and Australia.

RESULTS OF OPERATIONS

Three Months Ended September 30, 2020

Net loss for the three months ended September 30, 2020 was $913,000 compared to a net loss of $2,391,000 for the comparative period ("Q3-2019").  The net loss for Q3-2020 was made up of revenues of $1,261,000 (Q3-2019 - $1,212,000), costs and expenses, including royalty generation costs totaling $3,778,000 (Q3-2019 - $3,506,000) and other income totaling $1,604,000 (Q3-2019 - loss of $97,000).  Significant components of other income and losses include a gain in fair value changes of fair value through profit or loss assets of $2,457,000 (Q3-2019 - loss of $942,000), and a foreign exchange adjustment of $970,000 (Q3-2019 - gain of $845,000).

Revenues and other income

The Company earns various sources of revenue including royalty income, interest, gains related to the sale of mineral properties, sale of marketable securities, dividend income, and option revenue earned from mineral property agreements including operator fees on managed projects.

During the three months ended September 30, 2020 and 2019, the Company had the following sources of revenues:

In Thousands of Dollars
Revenue and other income for the three months	Three months ended
ended	September 30, 2020	September 30, 2019
Royalty revenue	$352	$630
Interest income	424	343
Option and other property income	463	239
Dividend Income	22	-
	$1,261	$1,212

In Q3-2020, the Company earned $352,000 (Q3-2019 - $630,000) of royalty income. This included royalty income earned for 98 (Q3-2019 - 128) ounces of gold from the Leeville royalty interest and other pre-production amounts received. In Q3-2020, the average realized gold price for the Leeville royalty was US$ 1,912 (Q3-2019 - US$ 1,476) per ounce. Net royalty income from the Leeville royalty will fluctuate as a result of a combination of ounces received, average price per ounce, and foreign exchange as a result of the Leeville royalty being paid in USD. The Company also receives additional advanced minimum royalties ("AMR's") related to other projects and included in royalty income which timing of receipt can fluctuate.

Interest income was earned on the cash balances the Company holds, a note receivable and interest accretion on the Ensero investment.

As with AMR's, other income from property agreements including staged option payments, operator and management fees, and execution payments can fluctuate from period to period depending on the structure of the agreement.

Costs and Expenses

Costs and expenses are comprised of expenditures incurred by the Company to carry out the royalty generation operations and the advancement of projects, as well as marketing and communications.  Included in these costs is general and administrative costs for the three months ended September 30, 2020 and 2019 comprised of the following:

In Thousands of Dollars
General and administrative expenses for the three	Three months ended
months ended	September 30, 2020	September 30, 2019
Salaries, consultants, and benefits	$479	$492
Professional fees	228	269
Investor relations and shareholder information	183	201
Transfer agent and filing fees	118	12
Administrative and office	247	234
Travel	14	34
	$1,269	$1,242

General and administrative expenses ("G&A") of $1,269,000 were incurred for the three months ended September 30, 2020 compared to $1,242,000 in the comparative period. Many general and administrative expenditures will fluctuate from period to period depending on the level of activity and deal flow. Some of the changes in Q3-2020 compared to Q3-2019 are related to:

  Transfer agent and filing fees increased in Q3-2020 by $106,000 compared to Q3-2019. The increase was mainly due to timing of annual listing fees for the TSX-V and NYSE.
  The presence of the Covid-19 pandemic has led to an expected decrease in travel costs during Q3-2020 of $20,000 compared to Q3-2019.

It should be noted that many of the Company's personnel and professional expenditures company-wide are denominated in United States dollars ("USD") and an increase or decrease in the value of the USD compared to the Canadian dollar, which is EMX's reporting currency, will increase or decrease expenditures.

Project and Royalty Generation Costs, Net of Recoveries

Net Royalty generation costs increased from $1,924,000 in Q3-2019 to $2,464,000 in Q3-2020 on a net basis. This is a result of an increase in expenditures of $5,838,000 in Q3-2020 compared to Q3-2019 and an increase in recoveries from partners of $3,374,000 compared to comparative period. Royalty generation costs and recoveries from partners vary from period to period depending on the level of activity incurred and comparison between periods does not accurately reflect the activity with the Company. See the highlights, royalty and project review sections for current activities.

Share-based Payments

For the three months ended September 30, 2020, the Company recorded  a total of $14,000 in share-based payments compared to $113,000 in Q3-2019, the aggregate share based payments relate to the fair value of stock options and RSU's vested during the period, the fair value of incentive stock grants, and the fair value of share based compensation settled in cash.

Other

  During the three month period ended September 30, 2020, the Company had an unrealized gain of $2,457,000 (Q3-2019 - loss of $942,000) related to the fair value adjustments of certain marketable securities held by the Company. The unrealized gain in the current period can be directly attributed to the continued strength of the mining industry in 2020.
  In Q3-2020, the Company incurred a foreign exchange loss of $970,000 compared to a foreign exchange gain of $845,000 in Q3-2019. This was directly related to the Company holding significant $US cash balances and net assets as the $US was lower at September 30, 2020 than at June 30, 2020 providing a significant foreign exchange adjustment.

Nine months ended September 30, 2020

The net loss for the nine months ended September 30, 2020 ("current period") was $2,074,000 compared to $11,920,000 for the prior year's comparative period ("prior period").  The loss for the current period was made up of revenues of $4,362,000 (2019 - $3,701,000), costs and expenses totaling $13,339,000 (2019 - $12,604,000), and other income of $6,903,000  (2019 - loss $3,098,000).

The significant items to note for the current period compared to the prior period are consistent with the significant items for the Q3-2020 and Q3-2019 three month discussion.  In addition, some items to note are:

  In the current period, royalty income was earned for 345 (2019 - 443) ounces of gold totaling $991,000 (2019 - $1,378,000) offset by gold tax and depletion of $747,000 (2019 - $787,000).  The decrease in royalty income was mainly due to a decrease in production ounces received partially offset by higher average realized gold price received. In the current period the average realized gold price was US$1,740 per ounce compared to US$1,360 for 2019.
  In the current period, the Company granted 1,611,500 stock options and 430,000 restricted shares units("RSU"), and 156,250 RSU's granted in 2017 vested for aggregate share-based payments of $2,636,000 (2019 - $2,199,000) as they relate to the fair value of stock options and RSU's vested during the period, the fair value of incentive stock grants, and the fair value of share based compensation settled in cash.
  For 2020, the Company incurred a foreign exchange gain of $2,325,000 compared to a foreign exchange loss on $2,462,000 in 2019. This was directly related to the Company holding $US cash balances and other $US denominated assets and the increase in the value of the USD compared to the Canadian dollar.

LIQUIDITY AND CAPITAL RESOURCES

The Company considers items included in shareholders' equity as capital.  The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

As at September 30, 2020, the Company had working capital of $69,059,000 (December 31, 2019 - $75,178,000).  The Company has continuing royalty income that will vary depending on royalty ounces received, the price of gold, and foreign exchange rates on US royalty payments.  The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders.

Management believes it will have sufficient working capital to undertake its current business and the budgets associated with those plans for the next twelve months and the foreseeable future.

Operating Activities

Cash used in operations was $8,007,000 for the nine months ended September 30, 2020 (Q3-2019 - $9,227,000) and represents expenditures primarily on royalty generation and general and administrative expense for both periods, offset by royalty income received in the period. A significant component of cash used in operations in the current fiscal year is the increased due diligence and related activities related to royalty generation and deal flow.

Financing Activities

The total cash provided by financings during the nine months ended September 30, 2020 was $2,305,000 (Q3-2019 - $1,819,000).  For Q3-2020 the Company received $1,769,000 from the exercise of stock options compared to $1,819,000 for Q3-2019. During the nine months ended September 30, 2020, the Company also received $536,000 from Revelo Resources Corp. as full repayment of an outstanding loan.

Investing Activities

Cash used in investing activities for the nine months ended September 30, 2020 was $8,911,000 compared to $2,108,000 for the comparative period.

Some of the significant cash investment activities during the nine months ended September 30, 2020 include:

- The proceeds from the sale of fair value through profit and loss investments of $1,251,000, offset with purchases of $1,027,000.

- The purchase of royalty and other property interests, totalling $4,865,000 primarily related to the Revelo, Kaukua, and Perry portfolio acquisitions, offset by $145,000 from the sale of other property interests.

- Receipt of anniversary and option payments totalling $236,000 (Q3-2019 - $133,000) related to the Superior West project in the US and the Perry English portfolio in Canada.

- The Company also received approximately $295,000 (Q3-2019 - $991,000) in interest income earned on cash balances, and $135,000 in dividend payments related to its Ensero investment.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

QUARTERLY INFORMATION

In Thousands of Dollars, Except Per Share Amounts
Fiscal quarter ended	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019
Revenue and other income	$1,261	$2,350	$751	$1,383
Project and royalty generation costs	(5,838)	(4,765)	(2,117)	(4,324)
Recoveries from partners	3,374	1,721	517	3,106
Share-based payments	14	1,448	78	223
Net income (loss) for the period	(913)	(3,281)	2,120	(1,900)
Basic earnings (loss) per share	(0.01)	(0.04)	0.03	(0.02)
Diluted earnings (loss) per share	(0.01)	(0.04)	0.02	(0.02)

In Thousands of Dollars, Except Per Share Amounts
Fiscal quarter ended	September 30, 2019	June 30, 2019	March 31, 2019	December 31, 2018
Revenue and other income	$1,212	$1,074	$1,415	$982
Project and royalty generation costs	(3,638)	(5,887)	(1,874)	(1,491)
Recoveries from partners	1,714	1,669	788	222
Share-based payments	114	908	-	220
Net income (loss) for the period	(2,391)	(6,742)	(2,787)	73,027
Basic earnings (loss) per share	(0.03)	(0.08)	(0.03)	0.92
Diluted earnings (loss) per share	(0.03)	(0.08)	(0.03)	0.91

RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and directors were as follows:

In Thousands of Dollars
		Share-based
For the nine month ended September 30, 2020	Salary and fees	Payments	Total
David M. Cole, President and CEO	$425	$411	$836
Christina Cepeliauskas, Chief Administrative Officer (former CFO)	55	156	211
Rocio Echegaray, Corporate Secretary	82	65	147
Doug Reed, Chief Financial Officer	-	115	115
Brian Levet, Director	18	87	105
Brian Bayley, Director	18	87	105
Larry Okada, Director	18	87	105
Michael Winn, Director (1)	147	186	333
Seabord Services Corp. (2)	277	-	277
Total	$1,040	$1,194	$2,234

In Thousands of Dollars
		Share-based
For the nine month ended September 30, 2019	Salary and fees	Payments	Total
David M. Cole, President and CEO	$324	$266	$590
Christina Cepeliauskas, Chief Financial Officer	-	121	121
Jan Steiert, Chief Legal Officer	197	121	318
Brian Levet, Director	18	65	83
Brian Bayley, Director	18	65	83
Larry Okada, Director	18	65	83
Michael Winn, Director (1)	60	87	147
Seabord Services Corp. (2)	333	-	333
Total	$968	$790	$1,758

(1) Starting June 2020 the directors fees paid to the Company's non-Executive Chairman have been replaced by monthly consulting fees of US$20,800. The change in fees is to reflect his increase role and involvement in the Company's investment activities.

(2) Seabord Services Corp. ("Seabord") is a management services company controlled by the Chairman of the Board.  Seabord provides a Chief Financial Officer, accounting and administration staff, and office space to EMX.  The Chief Financial Officer is an employee of Seabord and is not paid directly by EMX.

Included in accounts payable and accrued liabilities at September 30, 2020 is the following balances owed to key management personnel and other related parties.

In Thousands of Dollars
Related Party Assets and Liabilities	Service or Term	September 30, 2020	December 31, 2019
Amounts due to:
David M. Cole, President and CEO	Expense reimbursement	$-	$12
Brian Levet, Director	Fees	-	6
Brian Bayley, Director	Fees	-	5
Michael Winn, Director	Fees	-	7
Larry Okada, Director	Fees	6	6
		$6	$36

NEW ACCOUNTING PRONOUNCEMENTS

Accounting standards adopted during the period

Please refer to the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2020 on www.sedar.com.

Accounting pronouncements not yet effective

Please refer to the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2020 on www.sedar.com.

RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

Please refer to the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2020 on www.sedar.com.

CRITICAL ACCOUNTING JUDGEMENTS AND SIGNIFICANT ESTIMATES AND UNCERTAINTIES

Please refer to the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2020 on www.sedar.com.

RISKS AND UNCERTAINTIES

The Company has identified the following risks and uncertainties which are consistent with those risks identified for the year ended December 31, 2019: The impact of the current Covid-19 pandemic may significantly impact the Company, Mineral Property Exploration Risks, Revenue and Royalty Risks, Financing and Share Price Fluctuation Risks, Foreign Countries and Political Risks, Competition, Return on Investment Risk, No Assurance of Titles or Borders, Unknown Defects or Impairments in Our Royalty or Streaming Interests, Operators' Interpretation of Our Royalty and Stream Interests; Unfulfilled Contractual Obligations, Currency Risks, Exploration Funding Risk, Insured and Uninsured Risks, Environmental Risks and Hazards, Fluctuating Metal Prices, Extensive Governmental Regulation and Permitting Requirements Risks, Key Personnel Risk, Conflicts of Interest, Passive Foreign Investment Company, Corporate Governance and Public Disclosure Regulations and Internal Controls over Financial Reporting.

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. The current and expected impacts on global commerce are far-reaching. To date there has been significant stock market volatility, volatility in commodity and foreign exchange markets, restrictions on the conduct of business in many jurisdictions and the global movement of people has become restricted. There continues to be significant ongoing uncertainty surrounding COVID-19 and the extent and duration of the impacts it may have on demand and prices for the commodities related to our business activities. We continue to act to protect the safety and health of our employees, contractors and the communities in which we operate in accordance with guidance from governments and public health authorities.

For details on the above risks and uncertainties, please refer to the MD&A for the year ended December 31, 2019 on www.sedar.com.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all material information related to the Company is identified and communicated to management on a timely basis. Management of the Company, under the supervision of the President and Chief Executive Officer and the Chief Financial Officer, is responsible for the design and operation of disclosure controls and procedures in accordance with the requirements of National Instrument 52-109 of the Canadian Securities Administrators ("National Instrument 52-109") and as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the U.S. Exchange Act).  As a result of a certain weakness in internal control over financial reporting for the year ended December 31, 2019, we concluded that our disclosure controls and procedures were not effective.  The remediation plan has begun as detailed below under "Changes in Internal Control over Financial Reporting".

Changes in Internal Control over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. As previously reported for the year ended December 31, 2019, management had concluded that the Company's internal control over financial reporting was not effective due to the following material weakness: ineffective review processes over period end financial disclosure and reporting including documentation of GAAP disclosure and reporting reviews supporting the financial reporting process. During the period covered by this MD&A, the Company continued to engage an independent third-party Sarbanes-Oxley consultant ("Sox Consultant") to assist with our internal controls.  The Sox Consultant is working with us to remediate the identified material weakness noted above and further enhance our internal controls.  Remediation efforts will include the implementation of additional controls to reestablish effective internal control over financial reporting. A report has been prepared outlining the Company's  Fiscal 2020 Internal Controls Plan, and the Remediation Plan for Fiscal 2019 Significant Deficiencies.  As of the date of this MD&A, several of the weaknesses have been remediated and we continue to work on the remaining weaknesses.  The weaknesses will not be considered remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

OUTSTANDING SHARE DATA

At November 16, 2020, the Company had  84,377,460 common shares issued and outstanding. There were also 6,759,500 stock options outstanding with expiry dates ranging from October 18, 2021 to October 5, 2025.

FORWARD-LOOKING INFORMATION

This MD&A may contain forward-looking statements.  These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, operating costs, cash flow estimates, production estimates and similar statements relating to the economic viability of a project, timelines, strategic plans, completion of transactions, market prices for metals or other statements that are not statements of fact.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.  Statements concerning mineral resource estimates may also be deemed to constitute "forward-looking statements" to the extent that they involve estimates of the mineralization that will be encountered if the property is developed.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as "expects", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential", "possible" or variations thereof or stating that certain actions, events, conditions or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

Forward-looking statements are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

• the Company's ability to achieve production at any of its mineral properties;

• estimated capital costs, operating costs, production and economic returns;

• estimated metal pricing, metallurgy, mineability, marketability and operating and capital costs, together with other assumptions underlying the Company's resource and reserve estimates;

• the Company's expected ability to develop adequate infrastructure at a reasonable cost;

• assumptions that all necessary permits and governmental approvals will be obtained;

• assumptions made in the interpretation of drill results, the geology, grade and continuity of the Company's mineral deposits;

• the Company's expectations regarding demand for equipment, skilled labor and services needed for exploration and development of mineral properties; and

• the Company's activities will not be adversely disrupted or impeded by development, operating or regulatory risks.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

• uncertainty of whether there will ever be production at the Company's mineral exploration and development properties;

• uncertainty of estimates of capital costs, operating costs, production and economic returns;

• uncertainties relating to the assumptions underlying the Company's resource and reserve estimates, such as metal pricing, metallurgy, mineability, marketability and operating and capital costs;

• risks related to the Company's ability to commence production and generate material revenues or obtain adequate financing for its planned exploration and development activities;

• risks related to the Company's ability to finance the development of its mineral properties through external financing, joint ventures or other strategic alliances, the sale of property interests or otherwise;

• risks related to the third parties on which the Company depends for its exploration and development activities;

• dependence on cooperation of joint venture partners in exploration and development of properties;

• credit, liquidity, interest rate and currency risks;

• risks related to market events and general economic conditions;

• uncertainty related to inferred mineral resources;

• risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of the Company's mineral deposits;

• risks related to lack of adequate infrastructure;

• mining and development risks, including risks related to infrastructure, accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in development, construction or production;

• the risk that permits and governmental approvals necessary to develop and operate mines on the Company's properties will not be available on a timely basis or at all;

• commodity price fluctuations;

• risks related to governmental regulation and permits, including environmental regulation;

• risks related to the need for reclamation activities on the Company's properties and uncertainty of cost estimates related thereto;

• uncertainty related to title to the Company's mineral properties;

• uncertainty as to the outcome of potential litigation;

• risks related to increases in demand for equipment, skilled labor and services needed for exploration and development of mineral properties, and related cost increases;

• increased competition in the mining industry;

• the Company's need to attract and retain qualified management and technical personnel;

• risks related to hedging arrangements or the lack thereof;

• uncertainty as to the Company's ability to acquire additional commercially mineable mineral rights;

• risks related to the integration of potential new acquisitions into the Company's existing operations;

• risks related to unknown liabilities in connection with acquisitions;

• risks related to conflicts of interest of some of the directors of the Company;

• risks related to global climate change;

• risks related to adverse publicity from non-governmental organizations;

• risks related to political uncertainty or instability in countries where the Company's mineral properties are located;

• uncertainty as to the Company's passive foreign investment company ("PFIC") status;

• uncertainty as to the Company's status as a "foreign private issuer" and "emerging growth company" in future years;

• uncertainty as to the Company's ability to maintain the adequacy of internal control over financial reporting; and

• risks related to regulatory and legal compliance and increased costs relating thereto.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors.

The Company's forward-looking statements are based on the beliefs, expectations and opinions of management on the date of this MD&A, and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change, except as required by law.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

More information about the Company including its recent financial reports is available on SEDAR at www.sedar.com. The Company's Annual Report on Form 40-F, including the recent financial reports, is available on SEC's EDGAR website at www.sec.gov and on the Company's website at www.EMXroyalty.com.

Cautionary Note to Investors Concerning Estimates of Inferred, Indicated and Measured Resources

The MD&A may use the terms "Inferred", "Indicated", and "Measured" mineral resources. EMX advises investors that although these terms are recognized and required by Canadian regulations under National Instrument 43-101 ("NI 43-101"), the U.S. Securities and Exchange Commission ("SEC") does not recognize these terms under Industry Guide 7. The Company notes that on October 31, 2018, the SEC adopted amendments to modernize the property disclosure requirements for mining registrants, and related guidance, which are currently set forth in Item 102 of Regulation S-K under the Securities Act of 1933 and the Securities Exchange Act of 1934, and in Industry Guide 7. The amendments consolidate mining property disclosure requirements by relocating them to a new subpart of Regulation S-K (Subpart 1300). The amendments will more closely align disclosure requirements and policies for mining properties with current industry and global regulatory practices and standard. Registrants must comply with the new rules for the first fiscal year beginning on or after January 1, 2021.

Investors are cautioned that Inferred resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Geological evidence is sufficient to imply, but not verify, geological and grade continuity of Inferred mineral resources. It is reasonably expected that the majority of Inferred resources could be upgraded to Indicated resources with continued exploration. Under Canadian rules, estimates of Inferred mineral resources may not be converted to a mineral reserve, or form the basis of economic analysis, production schedule, or estimated mine life in publicly disclosed Pre-Feasibility or Feasibility Studies, or in the Life of Mine plans and cash flow models of developed mines. Inferred mineral resources can only be used in economic studies as provided under NI 43-101. U.S. investors are cautioned not to assume that part or all of an Inferred resource exists, or is economically or legally mineable.  U.S. investors are further cautioned not to assume that any part or all of a mineral resource in the Measured and Indicated categories will ever be converted into reserves.